

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 19 2003
WASH. D.C. SECTION
181

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended May 1, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-3610

REYNOLDS METALS COMPANY
SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)

REYNOLDS METALS COMPANY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Accountants

To the Alcoa Benefits Management Committee for the
Reynolds Metals Company Savings and Investment
Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees (the Plan) at May 1, 2002 and December 31, 2001, and the changes in net assets available for benefits for the period January 1, 2002 to May 1, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Plan was merged into the Alcoa Savings Plan for Non-Bargaining Employees effective May 1, 2002. The Alcoa Savings Plan for Non-Bargaining Employees remains as the surviving Plan.

PricewaterhouseCoopers LLP

March 13, 2003

Reynolds Metals Company
Savings and Investment Plan for Salaried Employees
Statements of Net Assets Available For Benefits
May 1, 2002 and December 31, 2001

	May 1, 2002		
	Participant Directed	Non-Participant Directed	Total
Assets			
Investment in Master Trust	$ -	$ -	$ -
Net assets available for benefits	$ -	$ -	$ -

	December 31, 2001		
	Participant Directed	Non-Participant Directed	Total
Assets			
Investment in Master Trust	$ 279,994,180	$ 88,553,797	$ 368,547,977
Net assets available for benefits	$ 279,994,180	$ 88,553,797	$ 368,547,977

The accompanying notes are an integral part of these financial statements.

Reynolds Metals Company
Savings and Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available For Benefits
For the Period January 1, 2002 to May 1, 2002

	Participant Directed	Non-Participant Directed	Total
Additions to net assets:			
Net investment loss from Master Trust	$ (3,050,404)	$ (2,999,244)	$ (6,049,648)
Net assets received from other plans within the Master Trust	109,373	-	109,373
Contributions:			
Employer	-	-	-
Employee	-	-	-
Total additions	(2,941,031)	(2,999,244)	(5,940,275)
Deductions from net assets:			
Transfer to the Integris Savings Plan	11,029,614	3,325,840	14,355,454
Plan merger (Note 1)	248,696,799	76,487,919	325,184,718
Transfer to other plans in the Master Trust	-	75,564	75,564
Withdrawals by participants	17,161,888	5,830,078	22,991,966
Total deductions	276,888,301	85,719,401	362,607,702
Interfund transfers	(164,848)	164,848	-
Net decrease	(279,994,180)	(88,553,797)	(368,547,977)
Net assets available for benefits:			
Beginning of period	279,994,180	88,553,797	368,547,977
End of period	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Reynolds Metals Company (RMC) established the Plan effective July 1, 1978, covering salaried employees of RMC and certain of its subsidiaries and affiliates. The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 (ERISA) and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code. On May 3, 2000, RMC became a wholly owned subsidiary of Alcoa, Inc. (Alcoa or the Company) in accordance with the terms of a merger agreement between the two companies. Effective May 25, 2000, the Alcoa Benefits Management Committee assumed all fiduciary authority for the Plan. Effective April 29, 2002, the Alcoa Benefits Management Committee assumed the administration and management of the Plan.

Plan Merger

Effective January 1, 2002, the Plan was frozen by an amendment and active participants ceased contributing to the Plan and began participating in the Alcoa Savings Plan for Non-Bargaining Employees (Alcoa Savings Plan). As a result, no additional contributions were made into the Plan in 2002. The Plan was merged and all assets were transferred into the Alcoa Savings Plan effective May 1, 2002. As provided in the January 1, 2002 amendment, participants were permitted to borrow, transfer or withdrawal from their accounts in the Plan subsequent to January 1, 2002.

Participants should refer to the Alcoa Savings Plan agreement for a complete description of the provisions of the Alcoa Savings Plan.

On May 1, 2002, the Plan transferred $325,184,718 to the trustee of the Alcoa Savings Plan as a result of the merger of the two plans with the Alcoa Savings Plan remaining as the survivor Plan. The Plan administrator and the counsel believe that the merger was a tax-exempt transaction under the applicable provisions of the IRC.

Eligibility

Plan participation is available to employees on the later of (a) 30 days after beginning their employment with the Company, or (b) the date at which the Company adopted the Plan. Plan participation is voluntary.

Effective January 1, 2002, the Plan was frozen by an amendment and active participants began participating in the Alcoa Savings Plan.

Employee Contributions

Upon enrollment, a participant may direct contributions to any of the Plan's fund options. A participant may elect to make payroll contributions to the Plan in specified amounts ranging from 1% to 16% of compensation in 1% increments. Participants may elect to make their contributions on a before or after tax basis or a combination thereof. Highly compensated participants may be required to reduce the amount of "pretax" contributions made to or held by the Plan on their behalf in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code.

Eligible employees who receive a profit sharing award, gain sharing payment or other designated type of lump-sum payments are also allowed to contribute 1% to 16% (in 1% increments) of any award or payment to the Plan. The Company does not match such contributions.

Effective January 1, 2002, the Plan was frozen by an amendment and active participants ceased contributing to the Plan and began participating in the Alcoa Savings Plan.

Employer Contributions
The Company contributes an amount equal to 50% of each participating employee's payroll contributions up to 6% of compensation that a participant contributes to the Plan. The Company may also contribute up to an additional 50% of each participating employee's payroll contributions up to 6% of the compensation that a participant contributes to the Plan. The Company did not elect to make an additional matching contribution for 2001. Employer contributions are made on a "pretax" basis and are invested in Alcoa common stock (non-participant directed).

Effective January 1, 2002, the Plan was frozen by an amendment and active participants began participating in the Alcoa Savings Plan. Any 2002 employer contributions were made to the Alcoa Savings Plan.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and is also charged with an allocation of certain administrative expenses (see Note 5). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully vested immediately in their account balances, including Employer contributions.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 less the largest outstanding loan balance, if any, during the previous 12 months or (b) 50% of the total dollar value of their account balance. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1% as of the time the loan is approved. Loan terms range from one to fifteen years and principal and interest is paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to any reason, including death, disability or retirement, a participant may take a distribution of his or her account balance only as a lump-sum amount equal to the value of the participant's vested interest. The participant has the election to take the Alcoa Stock Fund portion of his or her distribution in cash or Company common stock.

2. Summary of Significant Accounting Policies

Accounting Principles
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plans provide for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis. All securities transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

Investment Valuation
Prior to the May 1, 2002 transfer of assets to the Alcoa Savings Plan, Northern Trust Company, the Trustee, held all of the Plan's investment assets and executed transactions therein under a Master Trust Agreement. Investments in Alcoa common stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and reported at aggregate fair value at year end. Participant loans are valued at their outstanding balances, which approximates fair value. Cash and cash equivalents, which approximate fair value, are invested in a short-term investment fund managed by the Trustee.

The assets of the Interest Income Fund, which are included in the assets of the Master Trust, generally are invested in guaranteed investment contracts (GICs) and structured investment contacts (SICs) with various insurance companies and banks. GICs and SICs are valued at contract value which equals cost plus accrued income. GICs provide a fixed rate of return for the life of the contract. SICs operates similar to GICs, except that the assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract for benefit responsiveness. SICs represent a diversified portfolio of high grade investments held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a fixed or variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. GICs and SICs generally provide for the full repayment of principal and interest, however, upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates) the market value of the GIC or SIC, if lower than its book value, may be repaid (a Market Value Adjustment). There are no reserves against contract value for credit risk of the contract issuer or otherwise. The rate of return on the GICs and SICs was approximately 1.5% for the period January 1, 2002 to May 1, 2002 and 5.7% for the year ended December 31, 2001. The current yield on the GICs and SICs at May 1, 2002 and December 31, 2001 was 4.9%. Interest is credited to participants' accounts on the dollar-weighted average (blended rate) basis. The estimated fair value of the investment contracts held at December 31, 2001 approximates $109,671,100.

Investment Income
The Plan's interest in Master Trust investment income, as reflected in the statement of changes in net assets available for benefits, represents investment income earned by the Master Trust. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividends and interest earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned, on the accrual basis.

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value.

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the amendment of SFAS No. 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts. Accordingly, the Plan has measured all fully benefit responsive investment contracts at contract value at December 31, 2001. The SFAS No. 133 amendment project is expected to be finalized during 2003. The Plan holds no other material derivative financial instruments at December 31, 2001.

3. Plan Termination

The Company has the right under the Plan document to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. See Note 1 with regard to the Plan merger.

4. Commingled Master Trust Investments

All of the investments of the Plan as of December 31, 2001 were held in a Master Trust under a Master Trust agreement between the Company and the Trustee and are commingled with the assets of two other savings plans of the Company and one of its subsidiaries. The Plan's interest in the Master Trust investment account is based on the underlying value of investments in the Master Trust. Net assets and net investment gains and losses from the Master Trust are allocated to participants in each plan. Non-participant directed investments of the Master Trust represent employer contributions to the Alcoa Stock Fund. The Plan has a 100% interest in the nonparticipant directed assets.

During 2002 and 2001, certain assets of the Plan were transferred into other plans. During 2001, certain assets were also transferred from other plans held in the Master Trust as a result of employee transfers. There was no effect on any participants' accounts as a result of the transfers.

The Master Trust assets are comprised of the following:

	Master Trust - May 31, 2002		
Assets	**Participant Directed**	**Non-Participant Directed**	**Total**
Cash and cash equivalents	$ 1,200,806	$ -	$ 1,200,806
Investments at quoted fair value:			
Mutual funds	15,733,808	-	15,733,808
Alcoa common stock	7,268,529	-	7,268,529
Investments at contract value:			
Investment contracts	27,029,332	-	27,029,332
Loans to participants	601,368	-	601,368
Total assets	$ 51,833,843	$ -	$ 51,833,843
Portion of Master Trust allocable to the Plan	$ -	$ -	$ -
Percent ownership of the Plan in the master trust	0%	0%	0%

	Master Trust - December 31, 2001		
Assets	**Participant Directed**	**Non-Participant Directed**	**Total**
Cash and cash equivalents	$ 46,530,270	$ 1,011,890	$ 47,542,160
Investments at quoted fair value:			
Mutual funds	163,252,871	-	163,252,871
Alcoa common stock	107,663,783	87,541,907	195,205,690
Investments at contract value:			
Investment contracts	106,802,256	-	106,802,256
Loans to participants	9,676,511	-	9,676,511
Total assets	$ 433,925,691	$ 88,553,797	$ 522,479,488
Portion of Master Trust allocable to the Plan	$ 279,994,180	$ 88,553,797	$ 368,547,977
Percent ownership of the Plan in the Master Trust	64.53%	100%	70.54%

	Net Investment Gain (Loss) From Master Trust - For the Period January 1, 2002 to May 1, 2002		
	Participant Directed	**Non-Participant Directed**	**Total**
Net realized and unrealized appreciation (depreciation) of investments at quoted fair value:			
Mutual funds	$ (2,384,243)	$ -	$ (2,384,243)
Common stock	(3,657,980)	(3,131,143)	(6,789,123)
Interest and dividends	2,965,516	369,941	3,335,457
	$ (3,076,707)	$ (2,761,202)	$ (5,837,909)

5. Administrative Expenses

The Company is the plan administrator and bears the related costs, except for investment-related and trustee fees which are paid by the Plan. The fees paid by the Plan in 2002 are immaterial to the assets transferred to the Alcoa Savings Plan.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation under Section 501(a) of the IRC. The Plan administrator and the Plan's tax counsel believe the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

7. Assets Transferred From the Plan

On January 30, 2002, the Plan transferred $14,355,454 of participant accounts to the trustee of the Integris Metals (Integris) Savings Plan. The transfer was part of an agreement between BHP Billiton Ltd. and Alcoa regarding the formation of Integris, whereby the assets related to participants of the Plan who were transferred to Integris were also transferred to the Integris Metals Savings Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Reynolds Metals Company Savings and Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REYNOLDS METALS COMPANY
SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES



Richard B. Kelson
Benefits Management Committee Member



A. Hamish Petrie
Benefits Management Committee Member



William B. Plummer
Benefits Management Committee Member

March 13, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-36214) of Alcoa Inc. of our report dated March 13, 2003 relating to the financial statements of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees, which appears in this Form 11K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
March 13, 2003